TAYCO DEVELOPMENTS, INC.
SHAREHOLDERS' NEWSLETTER, SPRING 2004

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYCO DEVELOPMENTS. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, AND PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHARE-HOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Tayco Developments continues to have a reasonably good financial performance, despite continued reduced levels of Government-funded research contracts. Royalty income is increased from the prior year, due to the product mix at our affiliate, Taylor Devices, using an increased level of technology patented by Tayco. Results for the third quarter and nine months periods of F/Y 2004 are as follows:

THIRD QUARTER	F/Y 03-04	F/Y 02-03
REVENUES	$137,059	$128,528
NET INCOME	$36,586	$55,554
EARNINGS PER SHARE	4¢	6¢

NINE MONTHS	F/Y 03-04	F/Y 02-03
REVENUES	$443,165	$382,375
NET INCOME	$73,542	$241,091
EARNINGS PER SHARE	7¢	24¢

SHARES OUTSTANDING	987,928	990,213

ITEM: NAVY ORDER FOR SEATING SYSTEM

Tayco's patented seating system for the military continues to enjoy good success. Taylor Devices has recently received a production order for Tayco's patented Shock Isolator to be used on all seats of the U.S. Navy Mk V Special Operations Boats. These boats, measuring 82 feet in length and 18 feet in width are used predominantly by the U.S. Navy SEALS for combat operations. Although the SEALS do not publish much about their missions, the Company has been advised that Mk V Boats with Tayco's Seat Isolators have been involved in numerous activities in the Middle East.

Other branches of the military are evaluating the Seat Isolators for various combat platforms.

ITEM: ADDITIONAL FUNDING FOR NASA PROGRAMS

Tayco is presently involved in two projects for NASA. One is an upgrade on the existing Space Shuttles to incorporate isolated cargo modules in the Shuttles' payload bays. The second relates to protecting large rooms at the Kennedy Space Center's Shuttle Launch Complex against the air blast shock and vibration which occurs during Shuttle lift-off.

NASA has recently added additional funding to both of these projects with Taylor Devices slated to produce the actual hardware. Tayco's personnel are performing computer analysis on the isolation systems, and will participate in testing.

ITEM: TAYCO PERSONNEL AT ARMY LIVE-FIRE TESTS

Last year's Annual Report showed photos of some of the gun recoil systems Tayco has conceived, developed and tested for military applications. Recently, Taylor Devices received a development contract from the U.S. Army to develop an improved recoil system for a large gunnery system used by land-based forces. The analysis of the gun and determination of operating characteristics for the shock absorber was done by Tayco, with prototype units manufactured by Taylor Devices. Because the Army wanted to go directly into live-fire testing, to save time they requested that one set of shock absorbers be built in accord with the analysis and two other sets be built both softer and stiffer than the baseline.

The initial round of testing took place at an Army test site, a large Western U.S. base, because the new weapon has a very long range. Tayco and Taylor engineers were present at the testing to assess performance and change shock absorbers as necessary. As it turned out, the baseline setting predicted by the computer analysis was near-perfect. Many rounds of various charge weights and power were tested, with no anomalies noted.

The program for the Recoil Shock Absorbers is now moving into a full environmental qualification prior to authorization to begin on actual volume production.

ITEM: MAGAZINE FEATURES TAYCO'S SEATING SHOCK ISOLATORS

Our work with the U.S. Military on optimized seating systems does not allow for very much publicity. All releases and documents have to be approved at multiple levels before publication. With the current actions in the Middle East and elsewhere, getting technical articles approved has been difficult.

The internal Government publication "Special Operations Technology" has recently published a feature article relating to Tayco's accomplishments in the seat isolation field. In an article entitled "No Shock Sherlock," the byline reads "Navy, Research Firm Accelerate Shock Mitigation Efforts for Special-Ops Boats." The release outlines the efforts by the Naval Special Warfare Command, the U.S. Navy SEAL teams, the seat manufacturer, and Tayco to radically improve seat performance on a tight budget with severe time constraints.

As expected, very little data is presented on the exact improvements received, only that the boats without the Tayco Shock Isolators transmit forces of up to 20 g to the crew. This can be compared to the measurement of a boxer's "knock-out punch" at 6-8 g. The article states that to "address the problem as quickly as possible," the Navy is replacing all existing seats in the Mark V Special Operations Boat with the modified seat using the Tayco Shock Isolators, as produced by Taylor Devices.

The Navy concludes the discussion by stating "As shock is absorbed by the hull of the boat, it is then absorbed by the shock absorber built into the seat itself. This reduces the amount of g-forces in a vertical axis, which consequently protects the guy's bodies from absorbing the shock." "Passive shock absorption is a very simple, inexpensive, fairly bulletproof and proven concept for absorbing shock."

We note that among the Navy SEALS the term "fairly bulletproof" can probably be taken literally!

                                                                    By: s/Douglas P. Taylor
                                                                          Douglas P. Taylor
                                                                          President